INVESTMENT MANAGERS SERIES TRUST III

235 W. Galena Street

Milwaukee, Wisconsin 53212

September 12, 2024

VIA EDGAR TRANSMISSSION

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

Re:	Delaying Amendment for Investment Managers Series Trust III Registration Statement on Form N-14 (File No. 333-281653)

Dear Ms. Miller:

Pursuant to Rule 473 of the Securities Act of 1933, as amended (the “1933 Act”) the following delaying amendment is hereby incorporated into the Trust’s Form N-14 Registration Statement filed with the U.S. Securities and Exchange Commission on August 20, 2024 (Accession No. 0001213900-24-070845) pursuant to Rule 488 under the 1933 Act:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Pursuant to the requirements of the 1933 Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Wilmington, State of Delaware on the 12th day of September 2024.

No fees are required in connection with this filing. If you have any questions or require further information, do not hesitate to contact me at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary
Investment Managers Series Trust III